

RMS

18006928

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 0 1 2018
Washington DC

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SEC FILE NUMBER
8-51939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/17_____ AND ENDING _____12/31/17_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AlterNet Securities, Inc.**

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 165 Broadway, 4th Floor
(No. and Street)

New York   **NY**   **10006**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone   **(212) 444-6269**
                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue   **New York**   **NY**   **10154**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
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AFFIRMATION

We, Steven Vigliotti and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to AlterNet Securities, Inc. as of December 31, 2017 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

Steven Vigliotti

Chief Financial Officer

_____

Angelo Bulone

Managing Director, Controller

_____

Notary Public

ALTERNET SECURITIES, INC.

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	4,846,029
Receivables from broker-dealers, net		2,327,449
Other assets		17,067
Total assets	$	7,190,545

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	712,271
Due to Parent		122,081
Due to affiliates		290,672
Total liabilities		1,125,024
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		4,900,000
Retained earnings		1,165,511
Total stockholder's equity		6,065,521
Total liabilities and stockholder's equity	$	7,190,545

See accompanying notes to Statement of Financial Condition.

2

ALTERNET SECURITIES, INC.

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2017

(1)   Organization and Basis of Presentation

AlterNet Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation that is a wholly-owned subsidiary of Investment Technology Group, Inc. (the "Parent"). The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is a broker-dealer that is primarily engaged in providing broker-dealers access to the POSIT alternative trading system of ITG Inc. ("ITG"), an affiliated broker-dealer. ITG POSIT provides anonymous matching of non-displayed equity orders to minimize market impact and may provide opportunities for price improvement within the National Best Bid and Offer ("NBBO"). The Company's commissions and fee revenues are dependent principally on the continued level of interest of the Company's clients in ITG POSIT.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2)   Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent asset and liabilities. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Included in cash on the Statement of Financial Condition at December 31, 2017, is cash totaling $4,846,029.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and certain payables are carried at market value.

Securities Transactions

Receivables from broker-dealers, net consist principally of commissions receivable from securities transactions or from net executions, net of an allowance for doubtful accounts. The Company executes and clears all securities transactions through its affiliated clearing broker, ITG, on a fully disclosed basis.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its modified separate company tax liability or benefit as if it were filing on a stand along basis and current income taxes due to Parent are made pursuant to a tax sharing agreement between the Company and Parent.

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

In accordance with ASC 740, *Income Taxes,* the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Specifically, ASC 740 requires the determination of whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014 09, *Revenue from Contracts with Customers*. This standard provides companies with a single five step revenue recognition model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry specific revenue guidance. The core principle of the model is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires significant additional qualitative and quantitative disclosures describing the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers, along with detailed information regarding the nature of the Company's performance obligations and contracts and the timing of recognition and payment, among other items. The amended guidance, herein referred to as Topic 606, is effective for annual and interim reporting periods beginning after December 15, 2017. On January 1, 2018, the Company adopted Topic 606 and did not have an impact on the Company's financial statements

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted cash.* The amendments in this ASU require that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and restricted cash. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The new guidance was adopted on January 1, 2018 and had no impact on the Company's financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of certain cash receipts and cash payments*. The amendments in this ASU provide specific guidance for eight specific cash flow classification issues, with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows. These amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The new guidance was adopted on January 1, 2018 and had no impact on the Company's financial statements.

(3) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, *Fair Value Measurements and Disclosures*. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

- Level 3: Fair value measurements using significant inputs that are not readily observable in the market.

The Company did not have any Level 1, 2 or 3 assets or liabilities as of December 31, 2017.

(4) Receivables from Brokers-Dealers, Net

The following is a summary of receivables from broker-dealers, net as of December 31, 2017.

Clearing broker-dealer (ITG)	$	629,420
Broker-dealers		1,816,698
Allowance for doubtful accounts		(118,669)
Total	$	2,327,449

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables.

(5) Accounts Payable and Accrued Expenses

The following is a summary of accounts payable and accrued expenses at December 31, 2017.

Accrued transaction processing	$	617,826
Other accrued expenses		94,445
Total	$	712,271

(6) Income Taxes

For the year ended December 31, 2017, the Company's operations were included in the consolidated Federal and combined state and local income tax returns of the Parent. The Company accounts for income taxes as if it were filing on a modified separate company basis.

Income taxes payable are $122,081 and are included in due to Parent on the Statement of Financial Condition at December 31, 2017.

Under ASC 740, *Income Taxes*, the Company regularly assesses the need for a valuation allowance against its deferred taxes. In making that assessment, both positive and negative evidence is considered related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely than not that some or all of its deferred tax assets will not be realized. In evaluating the need for a valuation allowance, the Company based on the terms of the tax sharing agreement and cumulative loss of the parent recorded a full valuation allowance against its net deferred tax asset of $31,174 at December 31, 2017. The amount has been reduced by $15,505 as a result of the reduction in U.S. federal tax rate from 35% to 21% following the enactment of the U.S. Tax Cuts and Jobs Act.

Tax Uncertainties

Under ASC 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

At December 31, 2017, the Company had no uncertain tax positions.

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2011. The Internal Revenue Service is currently examining the Parent's U.S. federal income tax returns for 2011 through 2012. Certain state and local returns are also currently under various stages of audits for tax years 2013 and 2014.

(7) Related Party Transactions

Pursuant to a Services Agreement with ITG, certain compensation and benefits, securities trading services, administrative services, and the use of certain office space in connection with the Company's operations are provided by ITG.

Pursuant to an Intangible Property License Agreement with an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company paid ITGSSI license fees for the use of its technology.

The Company entered into a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

In the normal course of business, the Parent and/or ITG may receive and disburse cash on behalf of the Company. This net activity is reflected in due to Parent and due to affiliates on the accompanying Statement of Financial Condition at December 31, 2017.

The Company executes and clears all securities transactions through its clearing broker, ITG (see Note 2, *"Summary of Significant Accounting Policies"*). The Company's unsettled commissions and fees are reflected in

receivables from broker-dealers, net on the accompanying Statement of Financial Condition at December 31, 2017. The Company reimburses ITG for all transaction processing costs incurred by ITG related to the Company's transactions. At December 31, 2017, included in due to affiliates on the Statement of Financial Condition was $187,896 of amounts payable to ITG for these costs.

(8) Commitments and Contingencies

The Company is not a party to any pending legal proceedings other than claims and lawsuits arising in the ordinary course of business, except a putative class action lawsuit and a derivative action have been filed with respect to the Parent and certain of its current and former directors and/or executives in connection with the Parent's announcement of the SEC matter described in the following paragraph (and other related actions could be filed).

In 2015, the Company and ITG Inc. reached a final settlement with the SEC in connection with the SEC's investigation into a proprietary trading pilot operated within the Company for sixteen months in 2010 through mid-2011. The investigation was focused on customer disclosures, Form ATS regulatory filings and customer information controls relating to the pilot's trading activity, which included (a) crossing against sell-side clients in POSIT and (b) violations of the Company's policy and procedures by a former employee of ITG Inc. These violations principally involved information breaches for a period of several months in 2010 regarding sell-side parent orders flowing into ITG's algorithms and executions by all customers in non-POSIT markets that were not otherwise available to ITG's clients.

In connection with the announcement of the SEC investigation regarding the Company, two putative class action lawsuits were filed with respect to the Parent and certain of its current and former executives and have since been consolidated into a single action captioned *In re Investment Technology Group, Inc. Securities Litigation* before the U.S. District Court for the Southern District of New York. The complaint alleges, among other things, that the defendants made material misrepresentations or omitted to disclose material facts concerning, among other subjects, the matters that were the subject of the SEC settlement regarding the Company and the SEC investigation that led to the SEC settlement. The complaint seeks an unspecified amount of damages under the federal securities laws. On April 26, 2017, the court granted in part and denied in part the Parent's motion to dismiss the complaint and granted the plaintiff leave to file a motion to amend its complaint. On June 12, 2017, the plaintiff filed a motion to amend its complaint against certain of the individual defendants who were dismissed from the case in the court's April opinion.

On November 27, 2015, a purported shareholder of the Parent filed a shareholder derivative action captioned *Watterson v. Gasser et al.* against eleven current or former officers and directors of the Parent in the Supreme Court for the State of New York. The Parent is named as a nominal defendant, and the plaintiff purports to seek recovery on its behalf. The complaint generally alleges that the individual defendants breached their fiduciary duties to the Parent in connection with the matters that were the subject of the SEC settlement regarding the Company.

While the Company and the Parent cannot predict the outcome of these lawsuits, the Parent intends to defend them as appropriate. No reserve has been established for these lawsuits since the Company and the Parent are unable to provide a reasonable estimate of any potential liability given the stage of such proceedings. The Company and the Parent believe, based on information currently available, that the outcome of these lawsuits, individually or in the aggregate, will not likely have a material adverse effect on their consolidated financial position. In light of the inherent uncertainties of such proceedings, an adverse outcome of one or more of such proceedings may have a material impact on the results of operations for any particular period.

The Company and its affiliated broker-dealers are also subject to, or involved in, investigations and other proceedings by government agencies and self-regulatory organizations with respect to which they are

cooperating. Such investigations and other proceedings may result in judgments, settlements, fines, disgorgements, penalties, injunctions or other relief. Given the inherent uncertainties and the current stage of these inquiries, and the ongoing reviews by the Company and the Parent, the Company and the Parent are unable to predict the outcome of these matters at this time.

(9)   Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and receivable from broker-dealers, net. Cash and cash equivalents are deposited with high credit quality financial institutions.

(10)   Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2017, the Company had net capital of $4,300,425, which was $4,200,425 in excess of required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.26 to 1.

Dividends or withdrawals of capital can not be made to the Company's Parent if they are needed to comply with regulatory requirements.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
AlterNet Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AlterNet Securities, Inc. (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2001.

New York, New York
February 28, 2018

ALTERNET SECURITIES, INC.
(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition
December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)